UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

June 28, 2013

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (the “Company”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the general meeting of shareholders of the Company.

1. Reason for Filing

Given that the proposals were adopted or rejected at the 11th Ordinary General Meeting of Shareholders (which shall also constitute the general meeting of class shareholders concerning shares of common stock) of the Company held on June 25, 2013, and at each of the general meetings of class shareholders concerning shares of the Eleventh Series Class XI Preferred Stock and the Thirteenth Series Class XIII Preferred Stock of the Company held on June 27, 2013, the Company filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

I. Ordinary General Meeting of Shareholders (which shall also constitute the general meeting of class shareholders concerning shares of common stock)

(1) Date on Which the General Meeting of Shareholders Was Held

June 25, 2013

(2) Details of Matters to be Resolved

<Company’s Proposals (Proposals 1 through 5)>

Proposal 1:	Disposal of surplus

(i) Matters related to Dividends from Surplus to Shareholders

	Common Stock	JPY 3 per share
	Eleventh Series	JPY 10 per share
Class XI Preferred Stock
	Thirteenth Series	JPY 15 per share
Class XIII Preferred Stock

(ii) Effective Date of Dividends from Surplus

June 25, 2013

Proposal 2:	Acquisition of Thirteenth Series Class XIII Preferred Stock

It was proposed that the Company acquire, on July 11, 2013, all of the shares of the Thirteenth Series Class XIII Preferred Stock issued by the Company.

Proposal 3:	Partial amendment to the Articles of Incorporation

It was proposed that a partial amendment to the Articles of Incorporation, which, among other things, newly establishes provisions regarding Classes XIV through XVI preferred stock in order to meet new capital adequacy requirements (“Basel III”), be made.

Proposal 4:	Appointment of nine (9) Directors

It was proposed that Messrs. Yasuhiro Sato, Yasunori Tsujita, Toshitsugu Okabe, Nobuhide Hayashi, Tadashi Kanki, Masakane Koike, Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, nine (9) in total, be appointed to assume the office of Director.

Proposal 5:	Appointment of one (1) Corporate Auditor

It was proposed that Mr. Nobukatsu Funaki be appointed to assume the office of Corporate Auditor.

<Shareholders’ Proposals (Proposals 6 through 14)>

Proposal 6:	Partial amendment to the Articles of Incorporation

It was proposed that a provision be added to the Articles of Incorporation providing, among other things, that the maximum amount of compensation for each of the officers and employees shall be JPY 30 million.

Proposal 7:	Partial amendment to the Articles of Incorporation (Proposal to provide financing to railway business operators to set up security video cameras inside trains)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the Company shall instruct the group companies to make proposals to railway business operators to set up security video cameras inside trains with funds obtained from the Company’s group.

Proposal 8:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the Company shall instruct its subsidiaries to exercise appropriately their voting rights of shares held for strategic reasons.

Proposal 9:	Partial amendment to the Articles of Incorporation (Concerning disclosure of policy and results of officer training)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the officer training policy shall be disclosed on the Company’s website as a reference in selecting officers.

Proposal 10:	Partial amendment to the Articles of Incorporation (Resolution of general meeting of shareholders for retained earnings)

It was proposed that a provision to the effect that the Company shall distribute the entire amount of its net income in dividends, and another related clause, be added to the Articles of Incorporation.

Proposal 11:	Partial amendment to the Articles of Incorporation (Request to disclose an action seeking revocation of a resolution by a general meeting of shareholders, or any other actions similar thereto, which may be brought against companies in which the group invested or provided financing for)

It was proposed that a provision be added to the Articles of Incorporation to the effect that if an action concerning general meetings of shareholders is brought against a company that is a customer, etc., of the Company’s group, the Company shall induce such company to disclose the action.

Proposal 12:	Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the amount of compensation and/or bonus for Directors and Corporate Auditors shall be individually described in reference materials attached to the convocation notice of the general meeting of shareholders.

Proposal 13:	Partial amendment to the Articles of Incorporation (Disclosure of an evaluation report at the time of an IPO)

It was proposed that a provision be added to the Articles of Incorporation to the effect that in the case where a securities company within the group is the lead underwriter in an IPO, the Company shall disclose the evaluation report on corporate value, etc.

Proposal 14:	Partial amendment to the Articles of Incorporation (Holding of seminars for investors)

It was proposed that a provision be added to the Articles of Incorporation to the effect that the Company shall instruct a securities company within the group to conduct seminars on measures to counter an MBO and other matters.

(3) Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1	149,548,851	1,446,267	180,915	97	Adopted
Proposal 2	149,890,625	1,093,842	191,307	97	Adopted
Proposal 3	149,559,727	1,449,987	164,313	97	Adopted
Proposal 4
Yasuhiro Sato	139,412,464	11,209,535	549,398	90	Adopted
Yasunori Tsujita	144,815,809	5,806,195	549,398	94	Adopted
Toshitsugu Okabe	144,610,564	6,011,436	549,402	94	Adopted
Nobuhide Hayashi	144,621,054	6,000,947	549,402	94	Adopted
Tadashi Kanki	144,599,897	6,022,107	549,398	94	Adopted
Masakane Koike	144,581,497	6,040,503	549,402	94	Adopted
Akihiko Nomiyama	141,356,102	9,429,295	386,004	92	Adopted
Mitsuo Ohashi	137,767,894	13,017,498	386,004	89	Adopted
Kanemitsu Anraku	141,421,151	9,364,242	386,008	92	Adopted
Proposal 5
Nobukatsu Funaki	148,877,193	2,131,783	164,324	97	Adopted
Proposal 6	15,211,036	135,330,250	634,120	9	Rejected
Proposal 7	13,771,772	136,422,409	982,604	8	Rejected
Proposal 8	44,016,184	106,769,385	389,919	28	Rejected
Proposal 9	47,588,126	103,186,799	400,020	31	Rejected
Proposal 10	14,248,485	136,636,787	287,337	9	Rejected
Proposal 11	14,558,569	136,346,666	270,793	9	Rejected
Proposal 12	42,947,130	108,013,108	212,161	27	Rejected
Proposal 13	14,366,033	136,541,441	269,962	9	Rejected
Proposal 14	13,806,683	137,101,244	269,836	8	Rejected

(Note)	Approval requirements for the adoption of each proposal are as follows:

•	Approval of a majority of the voting rights held by the shareholders present at the meeting is required for the adoption of proposals 1 and 2.

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposal 3 and proposals 6 through 14.

•

Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposals 4 and 5.

(4) Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the date of this general meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the general meeting, which the Company was able to confirm, including those of the shareholders present by proxy and of officers, etc. present, has been counted.

II. General Meeting of Class Shareholders concerning Shares of the Eleventh Series Class XI Preferred Stock

(1) Date on Which the General Meeting of Shareholders Was Held

June 27, 2013

(2) Details of Matters to be Resolved

Proposal:	Partial Amendment to the Articles of Incorporation

It was proposed that a partial amendment to the Articles of Incorporation, which, among other things, newly establishes provisions regarding Classes XIV through XVI preferred stock in order to meet new capital adequacy requirements (“Basel III”), be made.

(3) Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal	2,941,134	2,000	0	98	Adopted

(Note)	Approval requirements for the adoption of the proposal are as follows:

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights is required.

(4) Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the result of the proposal was conclusively decided by the exercise of the voting rights prior to the date of this general meeting of class shareholders, the number of voting rights of the shareholders present at the general meeting of class shareholders who the Company was unable to confirm as having approved, disapproved or abstained has not been counted.

III. General Meeting of Class Shareholders concerning Shares of the Thirteenth Series Class XIII Preferred Stock

(1) Date on Which the General Meeting of Shareholders Was Held

June 27, 2013

(2) Details of Matters to be Resolved

Proposal:	Partial Amendment to the Articles of Incorporation

It was proposed that a partial amendment to the Articles of Incorporation, which, among other things, newly establishes provisions regarding Classes XIV through XVI preferred stock in order to meet new capital adequacy requirements (“Basel III”), be made.

(3) Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Approval Requirements and Voting Results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal	359,000	0	0	100	Adopted

(Note)	Approval requirements for the adoption of the proposal are as follows:

•

Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights is required.

-End-